UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._)*


                              IMPROVENET, INC.
------------------------------------------------------------------------------
                              (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
------------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                45321E 10 6
                        ----------------------------
                               (CUSIP Number)


                             DECEMBER 31, 2000
                       -----------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|x|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13G

CUSIP No. 45321E 10 6                                Page 2 of  11 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GE CAPITAL EQUITY INVESTMENTS, INC.
        06-1268495


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE, U.S.A.

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           1,415,701.  SEE 9 BELOW.

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        1,415,701.  SEE 9 BELOW.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,415,701.  BENEFICIAL OWNERSHIP OF ALL OTHER SHARES IS DISCLAIMED.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [x]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.89%.  SEE 9 ABOVE.

12  TYPE OF REPORTING PERSON*

        CO

CUSIP No. 45321E 10 6                                Page 3 of  11 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GENERAL ELECTRIC CAPITAL CORPORATION
        13-1500700


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK, U.S.A.

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           1,415,701.  SEE 9 BELOW.

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        1,415,701.  SEE 9 BELOW.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,415,701.  BENEFICIAL OWNERSHIP OF ALL OTHER SHARES IS DISCLAIMED.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [x]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.89%.  SEE 9 ABOVE.

12  TYPE OF REPORTING PERSON*

        CO

CUSIP No. 45321E 10 6                                Page 4 of  11 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GENERAL ELECTRIC CAPITAL SERVICES, INC.
        06-1109503


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE, U.S.A.

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           DISCLAIMED.  SEE 9 BELOW.

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             0

                 8  SHARED DISPOSITIVE POWER

                        DISCLAIMED.  SEE 9 BELOW.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        BENEFICIAL OWNERSHIP OF ALL OTHER SHARES IS DISCLAIMED.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [x]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        DISCLAIMED.  SEE 9 ABOVE.

12  TYPE OF REPORTING PERSON*

        CO

CUSIP No. 45321E 10 6                                Page 5 of  11 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GENERAL ELECTRIC COMPANY
        14-0689340


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK, U.S.A.

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               209,000

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           0.  SEE 9 BELOW.

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             209,000

                 8  SHARED DISPOSITIVE POWER

                        0.  SEE 9 BELOW.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        209,000.  BENEFICIAL OWNERSHIP OF ALL OTHER SHARES IS DISCLAIMED.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [x]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.16%.  SEE 9 ABOVE.

12  TYPE OF REPORTING PERSON*

        CO

Item 1.

(a)      NAME OF ISSUER:   ImproveNet, Inc.

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  720 Bay Road, Suite 200
                  Redwood City, California 94063-2469

Item 2.

1.  (a) - (c)     NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                  OFFICE; AND CITIZENSHIP:

                  GE Capital Equity Investments, Inc.
                  120 Long Ridge Road
                  Stamford, Connecticut.  06927


                  Citizenship:   Delaware

(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

(e)               CUSIP NUMBER:  45321E 10 6


2.  (a) - (c)     NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                  OFFICE; AND CITIZENSHIP:

                  General Electric Capital Corporation
                  260 Long Ridge Road
                  Stamford, Connecticut.  06927


                  Citizenship:   New York

(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

(e)               CUSIP NUMBER:  45321E 10 6


3.  (a) - (c)     NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                  OFFICE; AND CITIZENSHIP:

                  General Electric Capital Services, Inc.
                  260 Long Ridge Road
                  Stamford, Connecticut.  06927


                  Citizenship:   Delaware

(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

(e)               CUSIP NUMBER:  45321E 10 6


4.  (a) - (c)     NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS
                  OFFICE; AND CITIZENSHIP:

                  General Electric Company
                  3135 Easton Turnpike
                  Fairfield, Connecticut.  06431


                  Citizenship:   New York

(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

(e)               CUSIP NUMBER:  45321E 10 6


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


(a)  [  ]         Broker or Dealer registered under Section 15 of the Act
                 (15 U.S.C. 78o);

(b) [  ]          Bank as defined in Section 3(a)(6) of the Act
                  (15 U.S.C. 78c);

(c) [  ]          Insurance Company as defined in Section 3(a)(19) of the
                  Act (15 U.S.C. 78c);

(d) [  ]          Investment Company registered under Section 8 of the
                  Investment Company Act (15 U.S.C. 80a-8);

(e) [  ]          An investment advisor in accordance with Section
                  240.13d-1(b)(1)(ii)(E);

(f) [  ]          An employee benefit plan or endowment fund in accordance
                  with Section 240.13d-1(b)(1)(ii)(F);

(g) [  ]          A parent holding company or control person, in accordance
                  with Section 240.13d-1(b)(1)(ii)(G);

(h) [  ]          A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);


(i) [  ]          A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);


(j) [  ]          Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


If this statement is filed pursuant to ss. 240.13d-1(c), check this box. |_|


Item 4.           OWNERSHIP:


1.                GE Capital Equity Investments, Inc.

(a) AMOUNT BENEFICIALLY OWNED: 1,415,701 shares of Common Stock. Beneficial ownership of all other shares of Common Stock is disclaimed.

(b)               PERCENT OF CLASS:  7.89%.  See (a) above.

(c)               NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      sole power to vote or to direct the vote:

                           0

                  (ii)     shared power to vote or to direct the vote:

                           1,415,701.  See (a) above.

                  (iii)    sole power to dispose or to direct the
                           disposition of:

                           0

                  (iv) shared power to dispose or to direct the disposition of:

                           1,415,701.  See (a) above.


2.                General Electric Capital Corporation

(a) AMOUNT BENEFICIALLY OWNED: 1,415,701 shares of Common Stock. Beneficial ownership of all other shares of Common Stock is disclaimed.

(b)               PERCENT OF CLASS:  7.89%.  See (a) above.

(c)               NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      sole power to vote or to direct the vote:

                           0

                  (ii)     shared power to vote or to direct the vote:

                           1,415,701.  See (a) above.

                  (iii)    sole power to dispose or to direct the
                           disposition of:

                           0

                  (iv) shared power to dispose or to direct the disposition of:

                           1,415,701.  See (a) above.


3.                General Electric Capital Services, Inc.

(a) AMOUNT BENEFICIALLY OWNED: Beneficial ownership of all shares is disclaimed.

(b)               PERCENT OF CLASS:  Disclaimed.  See (a) above.

(c)               NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      sole power to vote or to direct the vote:

                           0

                  (ii)     shared power to vote or to direct the vote:

                           Disclaimed.  See (a) above.

                  (iii)    sole power to dispose or to direct the
                           disposition of:

                           0

                  (iv) shared power to dispose or to direct the disposition of:

                           Disclaimed.  See (a) above.


4.                General Electric Company

(a) AMOUNT BENEFICIALLY OWNED: 209,000 shares of Common Stock. Beneficial ownership of all other shares of Common Stock is disclaimed.

(b) PERCENT OF CLASS: 1.16%. Beneficial ownership of all other shares of Common Stock is disclaimed.
                  See (a) above.

(c)               NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      sole power to vote or to direct the vote:

                           209,000 shares of Common Stock.

                  (ii)     shared power to vote or to direct the vote:

                           0.  See (a) above.

                  (iii)    sole power to dispose or to direct the
                           disposition of:

                           209,000 shares of Common Stock.

                  (iv) shared power to dispose or to direct the disposition of:

                           0.  See (a) above.


Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.


Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.


Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  See Exhibit 1 for Joint Filing Agreement.


Item 9.           NOTICES OF DISSOLUTION OF GROUP:


                  Not applicable.


Item 10.          CERTIFICATION:

                  Not applicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2001

                                   GE CAPITAL EQUITY INVESTMENTS, INC.


                                   By: /s/ Barbara J. Gould
                                      --------------------------------------
                                      Name:   Barbara J. Gould
                                      Title:  Managing Director

                                   GENERAL ELECTRIC CAPITAL CORPORATION

                                   By: /s/ Barbara J. Gould
                                      --------------------------------------
                                      Name:   Barbara J. Gould
                                      Title:  Department Operations Manager

                                   GENERAL   ELECTRIC  CAPITAL SERVICES, INC.

                                   By: /s/ Barbara J. Gould
                                      --------------------------------------
                                      Name:   Barbara J. Gould
                                      Title:  Attorney-in-fact*

                                   GENERAL ELECTRIC COMPANY

                                   By: /s/ Barbara J. Gould
                                      --------------------------------------
                                      Name:   Barbara J. Gould
                                      Title:  Attorney-in-fact*

---------------------
*    Pursuant to a Power of Attorney attached as Exhibit 2 to this Schedule 13G.